UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT – For the fiscal year ended December 31, 2020 PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

UNCOMMON GIVING CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11453

Delaware	83-2045378
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7033 E. Greenway Pkwy, Suite 110	85254
Scottsdale, AZ	(Zip Code)
(Address of principal executive offices)

(480) 590-5231
Registrant’s telephone number including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

UNCOMMON GIVING CORPORATION TABLE OF CONTENTS

December 31, 2020 and 2019

Certified Public Accountants Telephone (480) 444-3424

Fax (480) 444-3423 www.mossadams.com

Report of Independent Auditors

The Board of Directors and Stockholders

Uncommon Giving Corporation

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Uncommon Giving Corporation, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uncommon Giving Corporation as of December 31, 2020 and 2019, and the results of its operations, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Uncommon Giving Corporation, will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced losses and negative cash flows from operations since inception that raises substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Phoenix, Arizona

June 29, 2021

UNCOMMON GIVING CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$ 344,618	$ 1,969,076
Prepaid expenses	83,431	107,417
Other current assets	109,502	-
Total Current Assets	537,551	2,076,493
Property and equipment, net	3,882	1,754
Software license, net	41,921	375,000
Developed technology, net	5,432,759	3,430,356
Other intangible assets, net	342,140	154,654
Equity investment	2,622,207	2,799,504
Other noncurrent assets	8,941	7,982
Total Assets	$ 8,989,401	$ 8,845,743

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$ 608,027	$ 246,066
Accrued license fee	-	250,000
Accrued interest expense	84,813	-
Accrued payroll expenses	23,821	74,054
Other accrued expenses	332,449	132
Debt, current	1,716,499	-
Total Current Liabilities	2,765,609	570,252
Long-term debt, net	3,071,056	1,595,336
Total Liabilities	5,836,665	2,165,588

Commitments and contingencies (Note 9)

Stockholders' Equity:

Preferred stock, $0.001 par value; 2,000,000 shares authorized;
no shares issued and outstanding	-	-

Common stock, $0.001 par value; 13,000,000 shares authorized
1,659,471 and 1,507,000 shares issued and outstanding at
December 31, 2020 and 2019, respectively	1,659	1,507

Additional paid-in capital	13,511,394	11,751,792
Accumulated deficit	(10,360,317)	(5,073,144)
Total Stockholders' Equity	3,152,736	6,680,155

Total Liabilities and Stockholders' Equity	$ 8,989,401	$ 8,845,743

The accompanying notes are an integral part of the financial statements

UNCOMMON GIVING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31

	2020	2019

Revenue	$ 14,369	$ -

Operating expenses
Direct operating costs	221,687	-
Research and development	-	15,715
Selling, general, and administrative	3,777,805	2,741,488
Amortization and depreciation	497,345	103,844
Total operating expenses	4,496,837	2,861,047

Other income	(638)	-
Interest expense	298,911	27,454
Loss on equity investment	177,265	1,666,135
Loss on asset disposal	329,167	-
Other expense, net	804,705	1,693,589
Net Loss	$ 5,287,173	$ 4,554,636

The accompanying notes are an integral part of the financial statements

UNCOMMON GIVING COROPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2020 and 2019

			Additional	Accumulated
	Share	Common Stock	Paid in Capital	Deficit	Total

Balance at December 31, 2018	800,000	$ 800	$ 4,713,105	$ (518,508)	$ 4,195,397

Issuance of common stock	707,000	707	7,069,293	-	7,070,000

Cost of issuance of common stock	-	-	(96,985)	-	(96,985)

Issuance of common stock warrants	-	-	66,379	-	66,379

Net loss				(4,554,636)	(4,554,636)

Balance at December 31, 2019	1,507,000	$ 1,507	$ 11,751,792	$ (5,073,144)	$ 6,680,155

Issuance of common stock	152,471	152	1,524,558	-	1,524,710

Cost of issuance of common stock	-	-	(222,575)	-	(222,575)

Issuance of common stock warrants	-	-	308,598	-	308,598

Share-based compensation	-	-	149,021	-	149,021

Net loss				(5,287,173)	(5,287,173)

Balance at December 31, 2020	1,659,471	$ 1,659	$ 13,511,394	$ (10,360,317)	$ 3,152,736

The accompanying notes are an integral part of the financial statements

UNCOMMON GIVING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (5,287,173)	$ (4,554,636)

Adjustments to reconcile net loss to net cash from operations activities
Amortization and depreciation	497,345	103,844
Amortization of debt discount	19,179	1,715
Share-based compensation	149,021	-
Loss on license termination	329,167	-
Loss on equity investment	177,265	1,666,135
Net change in:
Prepaid expense	23,986	(102,335)
Other assets	(110,463)	(7,982)
Accounts payable	361,961	(39,740)
Accrued interest expense	84,681	-
Accrued payroll expenses	(50,234)	66,382
Other accrued expenses	123,245	(275,642)
Net cash from operating activities	(3,682,020)	(3,142,259)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3,224)	-
Investment in trademarks	(7,677)	(4,516)
Investment in platform software	(2,456,262)	(3,214,703)
Investment in licenses	(53,005)	-
Investment in other intangibles	(206,043)	(123,585)
Investment in equity investment	-	(547,711)
Net cash from investing activities	(2,726,211)	(3,890,515)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,456,541	1,593,621
Short-term debt	1,716,499	-
Sale of common stock shares	1,524,710	7,070,000
Issuance of warrants	308,598	66,379
Capital raise costs	(222,575)	(96,985)
Net cash from financing activities	4,783,773	8,633,015

Net increase (decrease) in cash and cash equivalents	(1,624,458)	1,600,241
Cash and cash equivalents at the beginning of year	1,969,076	368,835
Cash and cash equivalents at the end of the year	$ 344,618	$ 1,969,076

Cash paid during the period for:
Interest	$ 191,124	$ 25,608
Income taxes	-	-

The accompanying notes are an integral part of the financial statements

Uncommon Giving Corporation

Notes to Consolidated Financial Statements

Note 1. Description of Business

Organization

Uncommon Giving Corporation (the "Company"), a corporation, was formed in the state of Delaware on September 25, 2018. The Company is a holding company formed to hold equity interests currently consisting of 100% ownership in entities that have strategic and synergistic value to collaboratively deliver its vision of providing individuals the opportunity to continue “Doing Good in Uncommon Ways.” The Company’s mission is to help people in need while providing an extraordinary giving experience to donors (“Donors”) as well as non-profit organizations and other individuals who can identify critical financial needs and recommend appropriate solutions (“Caregivers”) via the products and services offered by its portfolio companies. The Company’s business strategy is to create a fully integrated Uncommon Generosity Ecosystem to encourage, request, fulfill, transmit, and appreciate gifts by (i) the sharing of numerous inspiring stories and testimonies in uncommon ways, (ii) allowing a donor to discover a “curated” collection of Caregivers that have demonstrable records of success pursuing causes about which that donor is most passionate, and (iii) streamlining and enhancing the giving process through the aggregation of new and existing technologies.

In March 2019, the Company formed UGIV, LLC (“UGIV”), a wholly owned subsidiary.  UGIV is consolidated by the Company and was formed to commercialize the Uncommon Giving Platform.  The giving platform is designed to draw attention to potential recipients of gifts and facilitate giving transactions in an efficient and trustworthy manner.

In March 2019, the Company formed Uncommon Investment Advisors LLC (“Uncommon Investment Advisers”), a wholly owned subsidiary.  Uncommon Investment Advisors is consolidated by the Company and was formed to serve as an investment advisor to investment companies and manage investment accounts.  Uncommon Investment Advisers is a registered investment advisor with the U.S. Securities and Exchange Commission.

In March 2020, UGC Investment Holding LLC (“Holding”), a limited liability company, was formed.  The Company has determined it is the primary beneficiary of Holding and has consolidated the entity in its consolidated financial statements (see Footnote 7 – Variable Interest Entity (VIE).

In September 2020, the Company formed UGIV Market LLC (“UGIV Market”), a wholly owned subsidiary.  UGIV Market is consolidated by the Company and was formed to acquire new Donors through a “goods and giving” approach to the online retail experience.

Liquidity, capital resources, and going concern

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which contemplate continuation of the Company as a going concern.  As of December 31, 2020, the Company had an accumulated deficit of $10,360,317 and cash and cash equivalents of $344,618.  For the years ended December 31, 2020 and 2019, the Company had net losses of $5,287,173 and $4,554,636, respectively.

The Company is an early-stage business and has funded its operations primarily from proceeds of sales of its equity securities, notes, and warrants. Additional financing will be required by the Company to continue to fund the ongoing working capital requirements of the Company’s business model. For the year ended December 31, 2020, the Company raised $1,524,710 of capital through the sale of common stock and warrants and $1,765,140 through the issuance of promissory notes and warrants.  In 2019, the Company raised $7,070,000 of capital through the sale of common stock and common stock warrants and raised $1,660,000 through the issuance of non-convertible, unsecured promissory notes, and warrants.

In April 2020, the Company borrowed $192,797 and entered into a promissory note for the same amount (the “PPP Note”) under the Paycheck Protection Program (“PPP”), which was established under the Coronavirus Aid Relief, and Economic Security Act of 2020 (the “CARES Act”). The PPP Note provided for an interest rate of 1.00% per year, matures two years after the issuance date and is forgivable if certain employee and compensation levels are maintained and the proceeds are used for qualifying purposes.  The Company applied for loan forgiveness and received notification on January 22, 2021, the Small Business Administration repaid the loan principal amount of $192,797 and interest of $1,479 to the Company’s Lender.

In May 2020, the Company executed a promissory note (the “LOC Note”) in the amount of $1,500,000 payable to InBank (the “Lender”).  The LOC Note carries a variable rate of interest of 0.0% above the Wall Street Journal Prime Rate with a minimum rate of interest of 4.0% per annum calculated on a 365/360 basis. The Company is required to make monthly interest payments on the LOC Note to the Lender and pay the full principal amount plus any accrued but unpaid interest outstanding under the LOC Note no later than July 25, 2021, the date on which the LOC Note matures.  As of December 31, 2020, the outstanding balance of the LOC Note was $1,500,000.  If the entire principal amount were outstanding during the entire one-year term of the LOC Note, the Company would be obligated to pay a minimum aggregate annual interest payment of $60,833 at a current rate of 4.0%.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. In response, the Company has modified, and will continue to modify, certain aspects of the business, including allowing a remote work model for the office staff and holding certain events and meetings online instead of in person, among other modifications.  The impact on the Company has not been significant; however, the Company is unable to accurately predict the continued impact that COVID-19 will have due to numerous uncertainties.

The Company has evaluated the guidance of Accounting Standards Codification ("ASC") 205-40, Presentation of Financial Statements - Going Concern, in order to determine whether there is substantial doubt about its ability to continue as a going concern for one year from the date its consolidated financial statements are available to be issued. The Company has prepared its consolidated financial statements assuming that it will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception and anticipates incurring additional losses until such time, if ever, that it can generate sufficient revenue from its products and services to cover its ongoing technology development and operating expenses. The Company’s ability to continue as a going concern for one year from the date its consolidated financial statements are available to be issued is dependent upon its ability to raise capital, generate future profitable operations, and to obtain the necessary financing to meet its obligations and repay its liabilities arising from business operations when they come due.  These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments related to the recoverability and reclassification of the recorded assets or the amounts and classification of liabilities that might be necessary should the Company have to curtail operations or be unable to continue in existence that might result from the outcome of this uncertainty.

During 2021, the Company raised an additional $3,300,000 under its 2020 Debt PPM and 2021 Debt PPM.

Note 2. Summary of Significant Accounting Policies

Basis of accounting and presentation

The accompanying consolidated financial statements are prepared in accordance with U. S. GAAP. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).  The consolidated financial statements are stated in U.S dollars, the Company’s reporting currency.

The consolidated financial statements include the accounts of the Company, UGIV, Uncommon Investment Advisors, Holding and UGIV Market.  Intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of these consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

On an ongoing basis, the Company evaluates its estimates using historical experience and other factors, including the current economic environment. Significant items subject to estimates are assumptions used for purposes of determining the useful lives of property and equipment and intangible assets, other-than-temporary impairment of equity investment, the fair value of deferred tax assets, and the fair value of certain equity instruments. Management believes its estimates to be reasonable under the circumstances.  Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from those estimates.

Fair value of financial instruments

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.  Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value.  Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets and liabilities are as follows:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•Level 2 inputs are observable inputs other than quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

•Level 3 inputs are unobservable inputs for the asset or liability.

Our financial instruments also include accounts receivable, accounts payable, and accrued expenses. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the balance sheet.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company limits cash investments to financial institutions with high credit standings; therefore, management believes there is no significant exposure to any credit risk in the Company’s cash and cash equivalents.  However, as of December 31, 2020, a portion of the Company’s cash in depository accounts was in excess of the federal deposit insurance limits.

Property and equipment

Individual property and equipment costing over $2,500 are capitalized and recorded at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over applicable useful lives of three (3) years for computers and peripheral equipment.  Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in results of operations in the period of disposal.

Intangible assets

The estimated useful life and amortization methodology of intangible assets are determined based on the period in which they are expected to contribute directly to cash flows.  Intangible assets that are determined to have a definite life are amortized using the straight-line method over that period.

The Company reviews intangible assets and other long-lived assets for impairment if changes in circumstances or the occurrence of events suggest the remaining value may not be recoverable.

The Company's intangible assets includes domain names, trademark costs, software licenses, and the cost of internally developed software less accumulated amortization. Amortization expense is computed over the estimated useful life of ten (10) years for domain names and trademark costs and five (5) years for software.

Software development costs

The Company incurs software development costs to develop software programs to be used solely to meet internal needs and applications. The Company capitalizes development costs related to these software applications as an intangible asset.  Capitalization begins once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the intended function. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements to existing software that result in additional functionality. Costs related to preliminary project planning activities, post-implementation activities, maintenance and minor modifications are expensed as incurred. Internal use developed software will be amortized on a straight-line basis over its estimated useful life of five (5) years beginning in 2020 when the software development project was substantially completed.

Equity investment in Technology Developer

To carry out its vision and mission, in 2018 the Company made a minority investment in a software-as-a-service company (“Technology Developer”) and entered into a license agreement and technology development agreement to design and develop the Uncommon Giving Platform. The Company's investment in Technology Developer was recorded using the equity accounting method. The equity accounting method was used because the Company’s fully diluted minority ownership percentage in Technology Developer was greater than twenty percent (20%) and members of the Company’s management were on the board of directors of Technology Developer, which allowed for influence over the financial decisions of Technology Developer.  During the first quarter of 2020, the Company’s fully diluted ownership investment in Technology Developer was decreased from greater than 20% to 16%. This decrease was caused by the issuance of additional Technology Developer Series A Preferred Units resulting in the cessation of the equity method of accounting for this investment.

Accordingly, upon the discontinuance of equity method accounting, the original cost of the purchase of Series A.2 and A.3 Preferred Membership Units of Technology Developer less the Company’s proportional loss from Technology Developer’s 2018, 2019, and 2020 (through March 2020) losses from operations became the carrying amount of the investment.  The Company has determined the investment does not have a readily determinable fair value.  The Company is not aware of any observable price changes in orderly transactions of the investment. The Company evaluated its investment for impairment and did not identify any indicators that may have a significant adverse effect on the carrying value of this investment.  The carrying value of the investment at December 31, 2020, was $2,622,207.

In order to estimate fair value in the equity investment, the Company used Level 3 fair value inputs which are subjective and unobservable.

The license agreement and technology development agreement with Technology Developer were terminated on February 18, 2020. On March 31, 2020, the Company transferred its interest in Technology Developer in exchange for a $5.0 million Secured Promissory Note issued by UGC Investment Holding LLC. The investment in Technology Developer is included in Equity Investment due to consolidation of UGC Investment Holding LLC as a variable interest entity (See Footnote 6 – License Agreement with Technology Developer and Footnote 7 – Variable Interest Entity (VIE) – UGC Investment Holding LLC.)

Impairment of long-lived assets

The Company considers long-lived assets, including intangibles, impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impairment exists, an impairment loss is recognized by a charge against earnings equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. If impairment of an asset is recognized, the carrying amount of the asset is reduced by the amount of the impairment, and a new cost for the asset is established. Such new cost is depreciated over the asset's remaining useful life. No impairment was recognized during the years ended December 31, 2020, and 2019.

Share-based compensation

The Company recognizes compensation expense related to its stock appreciation rights (“SAR”) agreements over the requisite service period and will recognize forfeitures as they occur. The Company has selected the Black-Scholes option-pricing model and various inputs to estimate the fair value of its SAR awards.  For the years ended December 31, 2020, the Company recognized $149,021 in SAR compensation expense and $0 for the year ended December 31, 2019 (See Footnote 13 – Long Term Incentive Plan).

Common stock warrants

Under the Company’s equity private placement memorandum (the “Equity PPM”), the Company sold securities of the Company for $10.00 per unit. Each unit consisted of one share of common stock and an attached warrant to purchase 0.2 shares of common stock. The Company was obligated to issue warrants that allow investors to purchase 100,000 shares of common stock at December 31, 2018, an additional 141,400 shares of common stock at December 31, 2019, and an additional 30,495 shares of common stock at December 31, 2020. These warrants are exercisable at $10.00 per share on or before March 31, 2025.

In 2019, the Company issued an unsecured debt private placement memorandum (the “2019 Debt PPM”) for non-convertible, unsecured promissory notes. Under the terms of the 2019 Debt PPM, the Company issued warrants to purchase one share of the Company’s common stock for each $100.00 in principal amount of the notes at $10.00 per share. These warrants are exercisable on or before March 31, 2025.  The Company was obligated to issue warrants that allow investors to purchase 16,600 shares of common stock at December 31, 2019, and an additional 8,651 shares of common stock at December 31, 2020.

In December 2020, the Company issued a debt private placement memorandum (the “2020 Debt PPM”) for non-convertible, secured notes.  Under the terms of the 2020 Debt PPM, the Company issued warrants to purchase one share of the Company’s common stock for each $10.00 in principal amount of the notes at $10 per share.  These warrants are exercisable on or before December 31, 2025.  At December 31, 2020, the Company was obligated to issue warrants that allow investors to purchase 66,000 shares of common stock.

The Company accounts for the warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging, depending on the specific terms of the warrant agreement. The warrants issued in connection with the Equity PPM contain a fixed strike price and are settled with a fixed number of the Company’s own equity instruments. These warrants are measured at fair value using the Black-Scholes warrant valuation model on or near the grant date and accounted for as part of permanent equity.

The warrants issued in connection with the 2019 Debt PPM and 2020 Debt PPM are accounted for as non-separable discounts to the underlying debt.  These warrants are measured at fair value using the Black-Scholes valuation model on or near the grant date and amortized into interest expense using the effective interest method.

The Company engaged a third-party independent valuation firm to value warrants issued during 2020 under the 2019 Debt PPM, 2020 Debt PPM, and Equity PPM.

Revenue Recognition

The Company derives its revenue from Platform fees, license and service fees, advisory fees, merchandise sales, and contributions.

Platform fees

The Company will initially generate revenue from Caregivers who receive donations and grants through our proprietary digital giving platform (the “Platform”).  Revenue will be generated through platform fees for use of the Platform. Revenues from platform fees are recognized at the point in time when a Donor makes a direct gift to a Caregiver or when a Donor makes a grant from their digital wallet to a Caregiver through the Platform.

For year ended December 31, 2020, the Company recognized $4,000 in revenue from platform fees and $0 for the year ended December 31, 2019.

License and service fees

Uncommon Charitable Impact, Inc. (“Uncommon Charitable Impact”) is a separate nonprofit organization which administers the Donor’s Digital Wallet account. Uncommon Charitable Impact receives donations from Donors through the Platform and grants donations to the designated nonprofit. The relationship between UGIV & Uncommon Charitable Impact is governed by a license agreement (the “License Agreement”) and a Master Services Agreement (the “MSA”).  Under both agreements, UGIV is entitled to certain compensation. Under the License Agreement, UGIV is entitled to a license fee (the “License Fee”) equal to a fixed percentage of the dollar amount of each gift transacted on the Platform in each month; provided the License Fee will not exceed for the subject month monies received by Uncommon Charitable Impact from normal operations (excluding donations) less (a) merchant services costs, (b) personnel costs, (c) insurance costs, (d) legal costs, (e) tax return preparation fees, and (f) other operating costs (capped at $3,000 per month). Under the MSA, UGIV is entitled to a services fee (the “Services Fee”) equal to a fixed percentage of the dollar amount of the donations transacted on the Platform each month; provided the Services Fee will not exceed for the subject month monies received by Uncommon Charitable Impact from normal operations (excluding donations) less (a) third-party payment processor fees, (b) personnel costs, (c) insurance costs, (d) legal costs, (e) tax return preparation fees, (f) other operating costs (capped at $3,000 per month), and (g) the monthly License Fee.

The MSA and License Agreement are similar in that the transaction price is variable and be recognized at the later of when the related receipt of monies occurs or when the performance obligation is satisfied. The Company will recognize revenue on a monthly basis as related receipt of monies activity has occurred and the performance obligation has simultaneously been satisfied.

For the years ended December 31, 2020 and 2019, the Company recognized $0 in license and service fee revenue.

Advisory fees

Uncommon Investment Advisors LLC (“Uncommon Investments”) is a wholly owned subsidiary of the Company that will offer investment products to Donors. Uncommon Investments is a registered investment advisor and intends to offer investment advisory services with respect to exchange traded funds and direct indexed portfolios. Uncommon Investments will typically assess investment advisory fees quarterly in advance, and therefore Uncommon Investments will record a contract liability at time of receipt.

Uncommon Investments provides ongoing advisory services to Donors, and Donors simultaneously receive and consume the benefit provided by Uncommon Investments. Therefore, Uncommon Investments transfers control of the service over time and will recognize revenue over the service period.

For the years ended December 31, 2020 and 2019, the Company recognized $0 in advisory fees.

Merchandise sales

UGIV Market recognizes revenue when it satisfies the performance obligation by transferring control of the product to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the product.

For the years ended December 31, 2020 and 2019, the Company recognized $0 in merchandise sales.

Contributions

The Company receives contributions in support of sponsored charitable campaigns. The Company does not receive commensurate value in exchange for the contributions and therefore recognizes revenue in the period the contributions are received.

For the years ended December 31, 2020 and 2019, the Company recognized $10,360 and $0, respectively, in contributions.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more-likely-than-not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more-likely-than-not” test, no tax benefit is recorded.

Realization of deferred tax assets associated with net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at periods ended December 31, 2020 and 2019.

Subsequent events

Subsequent events are events or transactions that occur after the consolidated balance sheet date but before the consolidated financial statements are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated balance sheet but arose after the consolidated balance sheet date and before the consolidated financial statements are available to be issued. The Company has evaluated subsequent events through June 29, 2021, which is the date the consolidated financial statements became available to issue. See Note 15 for a discussion of the subsequent events not otherwise disclosed in other footnotes.

Note 3. Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Based on the new standard, lessees recognize lease assets and lease liabilities for leases classified as operating leases under previous U.S. GAAP and disclose qualitative and quantitative information about leasing arrangements with terms longer than 12 months. The adoption requires recording right-of-use assets and corresponding lease obligation liabilities for the current operating leases.  The standard will become effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.  Adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Additionally, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, in April 2019 and ASU No. 2019-05, Financial Instruments – Credit Losses (Topic 326) – Targeted Transition Relief, in May 2019. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The standard will become effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.  Adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.  The standard expands the scope of ASC Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees, and supersedes ASC Topic 505-50, Equity – Equity Based Payments to Non-Employees.  The Company has adopted ASU 2018-07 with no material impact to the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. Adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

On January 1, 2020, the Company adopted FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”).  Results for reporting periods beginning on or after January 1, 2020, are presented under ASC 606.  Upon adoption, the Company can choose one of two retrospective application methods for prior periods.  The Company has completed its evaluation of the provisions of this standard and concluded the adoption will not result in any adjustment to beginning accumulated deficit as the Company did not have any revenues for the year ended December 31, 2019.  The adoption of ASC 606 did not have any impact on the Company’s consolidated financial statements as of December 31, 2020.

Note 4. Property and Equipment

Property and equipment consist of the following at December 31:

	Estimate useful life in years	2020	2019
Office furniture and equipment	3	$6,031	$2,807
Less accumulated depreciation		(2,149)	(1,053)
Property and equipment, net		$3,882	$1,754

The following table summarizes the Company’s depreciation expense for the years ended December 31,:

	2020	2019
Depreciation expense	$1,096	$897

Note 5. Intangible Assets

Intangible assets consist of the following at December 31:

	2020
	Estimate useful life in years	Gross carrying amount	Accumulated amortization	Net carrying value
Domain names	10	$ 48,208	$ (7,968)	$ 40,240
Trademarks	10	12,193	(1,144)	11,049
Software license	1	53,005	(11,084)	41,921
Developed technology	5	5,886,619	(453,860)	5,432,759
Developed content	5	311,420	(20,569)	290,851

		$ 6,311,445	$ (494,625)	$ 5,816,820

	2019
	Estimate useful life in years	Gross carrying amount	Accumulated amortization	Net carrying value
Domain names	10	$ 42,700	$ (3,180)	$ 39,520
Trademarks	10	4,517	(180)	4,337
Software license (1)	5	500,000	(125,000)	375,000
Developed technology (2)	5	3,430,356		3,430,356
Developed content	5	105,635		105,635
Other	5	5,250	(88)	5,162
		$ 4,088,458	$ (128,448)	$ 3,960,010

(1)Software license terminated in 2020 (see Footnote 6 – License agreement with Technology Developer).

(2)Developed technology and content began amortizing in 2020 when the software development project was substantially complete.

The following table summarizes the Company’s amortization expense for the years ended December 31,:

	2020	2019
Amortization expense	$ 366,177	$ 102,947

Estimated amortization for intangible assets with definitive lives for the next five years ended December 31, and thereafter, is as follows:

Years Ending December 31,
2021	$ 1,287,569
2022	1,245,648
2023	1,245,648
2024	1,245,648
2025	771,219
Thereafter	21,088
$ 5,816,820

Note 6. License Agreement with Technology Developer

In 2018, the Company entered into a license agreement (the “Technology Developer License Agreement”) and master services agreement (the “Technology Developer MSA”) with Technology Developer for the nonexclusive, nontransferable, nonsublicensable right to use Technology Developer’s software-as-a-service donor engagement platform (the “TD Platform”).

In consideration for the license, the Company was obligated to, and made, an investment in Technology Developer on or before December 31, 2018. In addition, the Company was obligated to pay a license fee totaling $500,000 and obligated to pay Technology Developer a monthly user account fee based on the number of user accounts.

The Company entered into a settlement and release agreement to terminate the Technology Developer MSA with Technology Developer and the related Technology Developer License Agreement on February 18, 2020, and amended such agreement on April 1, 2020.  The Company completed the fulfillment of its obligations under the agreement on April 1, 2020, and recorded an asset disposal loss of $329,167 for the year ended December 31, 2020.

Note 7. Variable Interest Entity (VIE) – UGC Investment Holding LLC

On March 31, 2020, the entity of UGC Investment Holding LLC (“Holding”), a limited liability company, was formed in the state of Delaware. The Company does not hold a direct ownership interest in Holding; however, there is common ownership between the companies. On the same date, the Company transferred all of its interest in the Technology Developer Series A Preferred Units to Holding, which was its wholly owned subsidiary at the time of such transfer. As consideration for such transfer, Holding issued a secured promissory note to the Company in the principal amount of $5 million (the “Holding Note”). The Holding Note, dated as of March 31, 2020, provides for a five-year term and is secured against the Units. Interest on the Holding Note (a) accrues at a rate equal to the lesser of (i) the rate of interest per annum equal to eight percent (8%), or (ii) the maximum rate of interest which may be charged, contracted for, taken, received, or reserved by the Company in accordance with applicable state law, and (b) shall be capitalized and added to the outstanding principal balance of the Holding Note on the first day of each calendar quarter (“PIK Interest”). Upon being capitalized and added to the then aggregate outstanding principal balance of the Holding Note, the PIK Interest will be treated as principal of the Holding Note. Immediately after the transfer and the issuance of the Holding Note, the Company declared a special dividend of one Class A Unit of Holding and one Class B Unit of Holding per share of Common Stock of the Company (whether former Class A common stock or former Class B common stock, but excluding any unissued shares underlying any outstanding warrants issued by the Company) held by each of the holders of record of the Company’s common stock as of the close of business on March 31, 2020. The special dividend of Holding units constituted all the current outstanding equity of Holding.

The Company considers qualitative factors in assessing the primary beneficiary, which include the purpose and design of the VIE, the associated risks that the VIE creates and the activities that could be directed by the Company. The Holding Note is secured by all assets of Holding, and the interest will result in the Company absorbing portions of Holding’s expected losses or receive portions of Holding’s expected residual returns resulting from the proceeds from the Technology Developer Series A Preferred Units. Since the Company will receive the primary benefits and risks of ownership in the pledged assets, the Company has determined it is the primary beneficiary of the pledged assets and consolidated Holding in its consolidated financial statements. Upon consolidation there was no portion of equity attributable to the non-controlling interest.

Holding’s only assets are the Technology Developer Series A Preferred Units, with a net carrying value of $2,622,207 as of December 31, 2020. These assets are classified as non-current assets in these consolidated financial statements. The Company’s creditors have no claim against the Investment in Equity Investment in the event the Company defaults on its obligations, rather the creditors’ claim would be only the Company’s assets, including the Holding Note.   Holding has no liability except the Holding Note issued to the Company.  The Company pledged the Holding Note as collateral for the $1.5 million LOC Note (See Footnote 1 – Description of Business).

Note 8. Long-Term Debt, Net

Non-convertible, unsecured notes

2019 Debt PPM

In December 2019, the Company issued non-convertible, unsecured notes with maturity dates ranging from October 31, 2024 to March 31, 2025, in the 2019 Debt PPM, which allows up to an aggregate principal amount of $5.0 million of debt to be issued. The notes bear 12.0% interest per annum on the principal amount, payable quarterly in arrears on January 2, April 1, July 1, and October 1 of each year, beginning on January 2, 2020.

The Company also issued to each investor a warrant to purchase one share of the Company’s common stock for each $100.00 principal amount of the notes. The estimated fair value of the warrants represents a discount to the carrying value of the notes (see Footnote 12 – Warrants).  At December 31, 2020, the outstanding principal amount is $2,525,140, with an unamortized discount of $83,506 and at December 31, 2019, the outstanding principal amount was $1,660,000, with an unamortized discount of $64,664.

July 2020 Debt PPM

In July 2020, the Company issued non-convertible, unsecured notes due on December 31, 2025, in the July 2020 Debt PPM, which allows up to an aggregate principal amount of $2.5 million of debt to be issued.  The notes bear 12.0% interest per annum on the principal amount, payable quarterly in arrears on January 2, April 1, July 1, and October 1 of each year beginning October 1, 2020.  At December 31, 2020, the outstanding principal amount is $100,000.   On January 1, 2021, the outstanding amount was reissued as a non-convertible, secured note under the 2020 Debt PPM.

Convertible, unsecured notes

October 2020 Debt PPM

In October 2020, the Company issued convertible, unsecured notes due on December 31, 2023, in the October 2020 Debt PPM, which allows up to an aggregate principal amount of $5.0 million of debt to be issued.  The notes bear 8.0% interest per annum on the principal amount and payable in arrears on the first business day of each month, beginning January 2, 2021.  At any time before the maturity date, the investor can convert the outstanding principal amount together with the accrued interest into shares of common stock at $12.00 per share.  At December 31, 2020, the outstanding principal is $150,000.  On January 1, 2021, the outstanding amount was reissued as a non-convertible, secured note under the 2020 Debt PPM.

Non-convertible, secured notes

2020 Debt PPM

In December 2020, the Company issued non-convertible, secured notes due December 31, 2023, in the 2020 Debt PPM, which allows up to an aggregate principal amount of $5.0 million of debt to be issued.  Interest shall, at the election of each investor, (1) to be paid quarterly in arrears on January 2, April 1, July 1, and October 1 at 6.0% interest per annum, or (2) accumulate and compound quarterly at 8.0% interest per annum and be paid at maturity.

The Company also issued to each investor a warrant to purchase one share of the Company’s common stock for each $10 principal amount of the notes (see Footnote 12 – Warrants).  At December 31, 2020, the outstanding principal amount is $650,000, with an unamortized discount of $270,577.  The notes issued under the 2020 Debt PPM are secured by a lien on all of the assets of the Company, subject to the Company’s loans or other extension of credit from InBank. After the Company’s loans or other extensions of credit from InBank are paid off in full, the Notes will be secured by a first lien on all assets of the Company.

Debt principal repayment requirements for the next five years are:

Years Ending December 31,
2021	$ -
2022	-
2023	800,000
2024	1,720,000
2025	905,140
Thereafter	-
$ 3,425,140

Note 9. Commitments and Contingencies

Leases

The Company leases office space under operating lease agreements having initial lease terms of less than one year (see Note 10 – Leases).

Consulting agreements

The Company enters into cancelable agreements with consultants to provide outside services.  The initial terms of these agreements are typically one year or less.

Note 10. Leases

Operating Leases

The Company leases office space under a noncancelable operating lease expiring May 31, 2021.  In April 2021, the Company extended the lease to November 30, 2021 and the minimum payments related to the noncancelable operating lease extension total approximately $48,000.

Future minimum payments under the non-cancelable operating lease is presented below:

Year Ended December 31, 2021	$ 88,511

Total future minimum payments under non-cancelable operating leases	$ 88,511

The following table summarizes the Company’s non-cancelable operating lease expense for the years ended December 31,:

	2020	2019

Non-cancelable operating lease expense	$ 86,625	$ 62,641

Note 11. Common and Preferred Stock

The total number of shares the Company has the authority to issue is 15,000,000 shares, of which 13,000,000 shares are common, par value $0.001 per share (the “Common Shares”), and 2,000,000 shares are preferred, par value $0.001 per share (the “Preferred Shares”).

Common Shares

Each Common Share is entitled to: (a) one vote per share on all matters on which the Company’s shareholders are entitled to vote except matters that relate solely to Preferred Shares, (b) receive dividends and distributions as declared from time to time by the Board of Directors, and (c) receive liquidation proceeds, if any, on a per share basis remaining after all of the obligations of the Company has been fulfilled to its creditors and the holders of Preferred Shares, if any.

Preferred Shares

The Preferred Shares that have been designated are referred to as “blank check preferred stock” meaning the Board by resolution will from time to time establish the rights and preferences of the Preferred Shares, which may include designations, powers, preferences, and relative, participating, and other rights and preferences. To date, no Preferred Shares have been issued by the Company.

Note 12. Warrants

In connection with the Company’s 2018-19 Equity PPM, 2019 Debt PPM, and 2020 Debt PPM, warrants were issued for the purchase of common stock. In 2018, the founders of the Company purchased 300,000 shares of common stock. There were no warrants issued related to these shares. The 2019 Debt PPM and 2020 Debt PPM warrants are exercisable at $10.00 per 1.0 common share and the Equity PPM warrants are exercisable at $2.00 per 0.2 common share on or before March 31, 2025. A summary of the outstanding common stock warrants is presented below:

	Number of Warrants	Number of Converted Shares (1)	Exercise Price per Warrant	Exercise Price per Common Stock

Outstanding as of December 31, 2018	500,000	100,000
Issued via Equity PPM (2)	707,000	141,400	$ 2.00	$ 10.00
Issued via 2019 Debt PPM	16,600	16,600	$ 10.00	$ 10.00
Exercised	-	-
Outstanding as of December 31, 2019	1,223,600	258,000

Issued via Equity PPM (2)	152,470	30,494	$ 2.00	$ 10.00
Issued via 2019 Debt PPM	8,651	8,651	$ 10.00	$ 10.00
Issued via 2020 Debt PPM	66,000	66,000	$ 10.00	$ 10.00
Exercised	-	-
Outstanding as of December 31, 2020	1,450,721	363,145

(1)Number of shares if warrants are fully exercised.

(2)Five warrants are required to obtain one common share.

The fair value of the warrants is estimated on the date of grant using the Black-Scholes option pricing valuation model.  The Company engaged a third-party independent valuation firm to value the warrants issued during 2020 under the 2019 Debt PPM, 2020 Debt PPM, and Equity PPM.  The following table indicates the assumptions used in estimating the fair value:

	2020	2019
Expected warrant term	5.00	5.25
Expected volatility	50%	50%
Risk-free interest rate	0.29 - 0.36%	1.69%
Expected dividend yield	0%	0%
Per warrant fair value of warrants granted via Equity PPM	$0.83 - $0.84	$0.80
Per warrant fair value of warrants granted via 2019 Debt PPM and 2020 Debt PPM	$4.13 - $4.20	$4.00

The estimated fair value of the warrants associated with the Company’s Equity PPM issued in 2020 and 2019 was $126,925 and $565,419, respectively.

The estimated fair value of the warrants associated with the Company’s 2019 Debt PPM and 2020 Debt PPM issued during 2020 and 2019 was $305,599 and $66,379, respectively.  The amounts are recorded as a discount against the long-term debt that will be amortized over the life of the promissory notes.  For the years ended December 31, 2020, and 2019, the Company amortized $19,179 and $1,715 to interest expense, respectively.

Note 13. Long-Term Incentive Plan

In June 2020, the Board of Directors approved the formation of the Uncommon Giving 2020 Long-Term Incentive Plan (the “LTIP”).  The purpose of the LTIP is to attract and retain the services of key employees, key contractors, and outside directors of the Company and its subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards.

The maximum number of Common Shares that may be delivered pursuant to the LTIP is 1,000,000 shares. During the term of the LTIP, the Company will keep available the number of Common Shares that will be sufficient to satisfy the requirements of the LTIP.

On July 1, 2020, the board granted awards for stock appreciation rights (“SAR”) totaling 200,000 Common Shares.  SARs granted under the plan generally expire five years from the date of grant and vest 20% each year over a five-year period on each of the first five anniversaries from the date of grant. The Company, in its sole discretion, shall deliver to the participant the number of shares of common stock having an aggregate fair value as of the exercise date equal to the excess, if any, of the fair market value on the exercise date per share of common stock over the SAR price per share multiplied by the number of SARS being exercised.

Due to the Company’s intention to issue common shares for any SARs exercised, the Company will account for the SARs as equity awards. The fair value of the SARs will be estimated on the date of grant using the Black-Scholes option valuation model.  The Company will recognize compensation cost over the requisite service period for each separately vesting tranche as though each tranche of the award is, in substance, a separate award.  Forfeitures will be recorded as they occur.

In determining the fair value of the stock-based awards, the Company uses the Black-Scholes option-pricing model and assumption discussed below.  Each of these inputs is subjective and generally requires significant judgment to determine.

Expected term – The expected term is the estimated period outstanding for SARs granted and was estimated based on a simplified method due to insufficient historical data and defines the term as the average of the contractual term of the SARs and the weighted-average vesting period of the awards.

Expected volatility –  The expected volatility was estimated based on volatility of guideline publicly traded companies over a period equal to the expected term of the SAR grants.

Risk-free interest rate – The risk-free interest rate is based on the interest rate of the U.S. Treasuries of comparable maturities on the date the SARs were granted.

Assumptions	For the Year Ended December 31, 2020
Expected term (years)	3.0 - 5.0
Expected volatility	50%
Risk-free interest rate	0.16 - 0.31%
Expected dividend yield	0%

A summary of unvested SARs activity during the year ended December 31, is presented below:

	2020
	Number of shares	Weighted- average grant date fair value
Unvested, beginning of year	-	$ -
Granted	200,000	$ 3.27
Vested	-	$ -
Forfeited	-	$ -
Unvested, end of year	200,000	$ 3.27

The Company recognized SAR compensation expense of $149,021 as of December 31, 2020, and $0 as of December 31, 2019.  Unrecognized compensation cost related to unvested SAR awards at December 31, 2020, was $504,579.

In February 2021, the Board granted a SAR award totaling 40,000 Common Shares. The SARs will expire five years from the date of grant and vest 20% each year over a five-year period on each of the first five anniversaries from the date of grant.  The fair value of the SAR grant is $131,120.

Note 14. Related-Party Transactions

Related-party transactions, other than those disclosed elsewhere in the consolidated financial statements, consist of the following:

Founders Ron Baldwin and Gene Baldwin

Mr. Ron Baldwin serves the Company as a Board Director and its Chief Executive Officer, and Mr. Gene Baldwin serves as the Company’s Chairman of the Board. Neither individual received a salary or any other compensation for their services as of the date of the consolidated financial statements; however, the Company has entered into employment agreements with both Mr. Ron Baldwin and Mr. Gene Baldwin.

These employment agreements provide that both individuals will be paid compensation beginning January 2021. In addition, both individuals served as at-large managers on the Board of Managers of Technology Developer until their resignation on September 23, 2019.

David Baldwin

Mr. David Baldwin is the brother of Mr. Ron Baldwin and Mr. Gene Baldwin.  The Company rented a corporate apartment from Mr. David Baldwin for five months during 2020.  The Company made rent payments in the amount of $12,500 for the year ended December 31, 2020.

Robert Kennedy

The Company employs Mr. Kennedy as its Chief Financial Officer on an at-will basis. Mr. Kennedy also served on the Board of Managers of Technology Developer, having been elected to that position by Technology Developer’s common unitholders, until his resignation on February 18, 2020.  In addition, Mr. Kennedy serves on the Board of Directors of Uncommon Charitable Impact, Inc. (“Uncommon Charitable Impact”), a separate organization which administers an account created to receive Donor funds and serve as a conduit through which Donors on the Uncommon Giving Platform can receive tax deductibility for their giving activity.  The Company has a contractual relationship with Uncommon Charitable Impact.  His role in both companies may create a conflict of interests in connection with the Company’s strategic relationship with Uncommon Charitable Impact.

David McMaster

The Company employs Mr. McMaster as its president and corporate counsel on an at-will basis.  Mr. McMaster serves on the Board of Directors of Uncommon Charitable Impact.  The Company has a contractual relationship with Uncommon Charitable Impact and his role in both companies may create a conflict of interests in connection with the Company’s strategic relationship with Uncommon Charitable Impact.  In June 2021, Mr. McMaster resigned from his position with the Company in order to pursue other opportunities.  The resignation was not a result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.  No additional compensation was paid to Mr. McMaster in relation to his departure.

Phil Swatzell

Mr. Swatzell, who currently serves on the Company’s board, also serves as the collateral agent for the notes issued in the 2020 Debt PPM and the February 2021 Note Offering.  These roles may create a conflict of interest in connection with the holders of these notes.  By executing the Intercreditor Agreement, each investor will consent that the collateral agent, in his individual capacity, serves as a member of the board and consents to the collateral agent continuing to serve in such capacity.  The Intercreditor Agreement also includes an acknowledgement from the Company that  the collateral agent’s duties under the Intercreditor Agreement supersede any fiduciary or other duties that the collateral agent may have to the Company as a member of the board and that the collateral agent will have no liability to the Company or its stockholders based upon a claim of a breach of any fiduciary or other duty owed to any of them in connection with any actions taken by the collateral agent in accordance with the terms of the Intercreditor Agreement.

Scott Reed

Mr. Reed serves on the Company’s Board of Directors and also serves on the Board of Directors of InBank, our Lender. His role in both companies may create a conflict of interest in connection with our loan agreement with InBank.

Eric Rubin

In May 2021, Eric Rubin joined the Company as President and Chief Executive Officer of Uncommon Investment Advisors.  Mr. Rubin serves on the Board of Directors of Uncommon Charitable Impact.  The Company has a contractual relationship with Uncommon Charitable Impact and his role in both companies may create a conflict of interests in connection with the Company’s strategic relationship with Uncommon Charitable Impact.

Current Relationship with UGIV Market Vendor

Mr. Ron Baldwin, who currently serves on our Board and as a Director, is the father of Matt Baldwin, the 50% owner of US Studios, which is the principal vendor to UGIV Market.  The relationship between our Chief Executive Officer and US Studios may create a conflict of interests in connection with the operations of UGIV Market.

The Company engages US Studio to provide various services, including the initial development of the UGIV Market online marketplace platform and ongoing marketing and operational services.  The Company has recognized expense of $220,000 related to these services in the consolidated financial statements for the year ended December 31, 2020, and $0 for the year ended December 31, 2019.

Cash Payment and Indemnification Agreement

In order to satisfy the conditions to the Lender’s entry into the LOC Note, Mr. Ron Baldwin personally guaranteed the repayment of the Company’s indebtedness to the Lender in accordance with the terms of the Loan Agreement and related documents (the Baldwin Guaranty”). As consideration for providing the Lender with a personal guaranty, the Company agreed to issue cash payments to Mr. Baldwin in an annual aggregate amount of $30,000 per year until the expiration or earlier termination of the Loan Agreement, to be paid to Mr. Baldwin in monthly installments in the amount of $2,500 beginning on the first day of each calendar month immediately following the Lender’s extension of loans or other credit pursuant to the Loan Agreement.  The Company has recognized $17,500 related to the Baldwin Guaranty for the year ended December 31, 2020, and $0 for the year ended December 31, 2019.  As of December 31, 2020, the outstanding balance of the LOC Note was $1,500,000.

Note 15. Income Tax Matters

The Company is required to pay federal and state income tax on taxable income. The Company has recorded a full valuation allowance against the deferred tax asset based on the “more-likely-than-not” test as discussed in Note 2.

The Company estimates the federal and state gross net operating loss carryforwards to be approximately $12.0 million, respectively. The federal net operating loss carryforwards do not expire, and the state net operating loss carryforwards will begin to expire in 2038.

The financial statement provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 21%.  The Company’s effective tax rate was 0% for the year ended December 31, 2020, and 2019.

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Net deferred tax assets and tax liabilities, noncurrent:

Federal net operation loss carryforwards	$ 1,700,000	$ 1,500,000
Investment in partnership	-	(550,000)
State net operation loss carryforward	300,000	350,000
Less valuation allowance	(2,000,000)	(1,300,000)
	$ -	$ -

The Company files income tax returns in the U.S. federal jurisdiction, and in the state of Arizona. The Company is subject to examination by U.S. federal and Arizona tax authorities for years 2018 and after.

Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss carryforwards or other tax attributes such as research tax credits, in any taxable year, may be limited if the Company experiences, or has experienced, an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company’s stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company may, in the future, experience one or more Section 382 “ownership changes.” If so, the Company may not be able to utilize a material portion of its net operating loss carryforwards and tax credits, even if the Company achieves profitability. The Company has not conducted a study on the ramifications of previous ownership changes with regard to Section 382.

Note 16. Subsequent Events

Continuation of debt issuances

Subsequent to December 31, 2020, the Company raised an additional $1,890,000 under its 2020 Debt PPM thru the issuance of non-convertible, secured promissory notes and the issuance of 189,000 warrants for the purchase of Common Shares at $10.00 per share.

In January 2021, the Company exchanged the $100,000 promissory note issued under its July 2020 Debt PPM and the $150,000 promissory notes issued under its October 2020 Debt PPM into promissory notes under its 2020 Debt PPM.  There was no change to the principal amounts of the notes.  In conjunction with the exchange, 25,000 warrants were issued for the purchase of Common Shares at $10.00 per share.

Subsequent to December 31, 2020, the Company issued $1,400,000 aggregate principal amount of non-convertible secured promissory notes due 2023 under the February 2021 Note Offering, a private placement that closed on February 23, 2021. Interest shall, at the election of each investor, (i) be paid quarterly on January 2, April 1, July 1, October 1 of each year at a rate of six percent (6%) per annum, or (ii) accumulate and compound at eight percent (8%) per annum and be paid at maturity. Such notes will mature on December 31, 2023, unless prepaid earlier.  In conjunction with the issuance of debt, 280,000 warrants were issued for the purchase of Common Shares at $10.00 per share.

New offerings of common equity

During March 2021, the Company received qualification of its offering statement on Form 1-A with the Securities and Exchange Commission to raise up to $50,000,000 pursuant to Regulation A.  The Company is now publicly offering its common stock at a price of $10 per share.

Subsequent to December 31, 2020, the Company commenced a private placement equity offering under Section 506(c) to sell and issue up to 500,000 Common Shares, each of which consist of (a) one share of common stock and (b)(i) in the event the Investor’s total investment in the Offering is between $100,000 and $499,999.99, a Warrant to purchase 0.1 shares of common stock, (ii) in the event the Investor’s total investment in the Offering is between $500,000 to $999,999.99, a Warrant to purchase 0.15 shares of common stock, and (iii) in the event the Investor’s total investment in the Offering is $1,000,000 or more, a Warrant to purchase 0.2 shares of common stock.  The Warrants will be exercisable on or before December 31, 2024, at $10.00 per share.  The Common Shares will be sold solely to accredited investors for maximum aggregate gross proceeds of $5,000,000. Each Common Share will be sold at a price of $10.00 with a minimum subscription requirement of 10,000 Common Shares per investor.

Uncommon Workplace, LLC

In May 2021, the Company formed Uncommon Workplace, LLC (“Uncommon Workplace”), a wholly owned subsidiary.  Uncommon Workplace was formed to allow businesses to engage and energize their workforce by offering their employees socially responsible giving options.

Restructuring

In June 2021, the Company executed a corporate restructuring plan to focus resources on our workplace generosity product offering.  As part of the restructuring, the Company reduced headcount by approximately 26% through a reduction in force and expects to realize cost savings beginning in the third quarter of 2021.  Also, as part of the restructuring plan, the Company is discontinuing operations of UGIV Market and will be abandoning assets with book values of approximately $100,000.

SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNCOMMON GIVING CORPORATION

By:	/s/ Ron Baldwin

Name:	Ron Baldwin
Title:	Director & Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Ron Baldwin	Director and Chief Executive Officer	July 1, 2021
Ron Baldwin

/s/ Robert E. Kennedy	Chief Financial Officer and Treasurer	July 1, 2021
Robert E. Kennedy